Baird Funds, Inc.
777 East Wisconsin Avenue
Milwaukee, WI 53202
July 19, 2024
VIA EDGAR TRANSMISSION
Mr. Brian Szylagyi
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549
RE:      Baird Funds, Inc. (the “Company”) (File Nos. 333-40128 and 811-09997)
Dear Mr. Szylagyi:
Below please find the comments that the Company received from you on June 28, 2024, with respect to the review of the annual reports (the “Reports”) and other filings for each series of the Company (each a
“Fund” and together, the “Funds”) for the fiscal year ended December 31, 2023. For your convenience, your comments have been reproduced with responses following each comment. Capitalized terms have the same definitions as in the Reports.
Form N-CSR
Comment 1.The Staff notes the titles of the individuals signing the required certifications contained in the N-CSR do not specifically contain “Principal Executive Officer”
and “Principal Financial Officer”. Please confirm in writing that those individuals are actually Principal Executive Officer and Principal Financial Officer of the
Company. In addition, going forward please include those titles in the required certifications.
Response:The Company responds by supplementally confirming that Mary Ellen Stanek and Dustin
Hutter are the Principal Executive Officer and Principal Financial Officer, respectively, of the Company. The Company further responds by supplementally confirming that future certifications will contain the titles Principal Executive Officer and Principal
Financial Officer.
Comment 2.The Staff notes the Baird Mid Cap Growth Fund’s schedule of investments includes investments in other investment companies. To the extent investments in other investment companies results in Acquired Fund Fees and Expenses (“AFFE”), please include the required AFFE disclosures for the Baird Mid Cap Growth Fund in the fee table in the Fund’s prospectus as required by Item 3 of Form N-1A.
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Response:The Company responds by supplementally confirming that Footnote 1 to the Fees and
Expenses of the Fund table in the Prospectus for the Baird Mid Cap Growth Fund includes appropriate disclosure regarding the Fund’s investments in other investment companies. The Company further responds by confirming that AFFE for the Baird Mid
Cap Growth Fund incurred during the fiscal year ended December 31, 2023 did not exceed 0.01%, and therefore, in accordance with Instruction 3(f) of Item 3 of Form N-1A, the Fund included AFFE in “Other Expenses” in lieu of a separate caption in the Fees and
Expenses of the Fund table.
Comment 3.The Staff notes the Baird Equity Opportunity Fund reports open option contracts written in the N-CSR. For open option contracts written, please include all information required by Regulation S-X 12-13, column a through column g, including: Description, Counterparty, Number of contracts, Notional amount,
Exercise price, Expiration date, and Value.
Response:The Company responds by supplementally confirming that all of the applicable information required by Regulation S-X 12-13, column a through column g, was included in the schedule of open option contracts written. The Company notes that column b, counterparty, was not required to be completed pursuant to instruction 4 of Rule 12-13 of
Regulation S-X, because the option was exchange-traded. The Company confirms that it will ensure that all applicable columns of Rule 12-13 are completed in future filings with respect to the Fund’s written options contracts.
Form N-CEN
Comment 4.The Staff notes that the response to Item C.9.c.viii for the Baird Equity Opportunity
Fund indicated that the sub-adviser was hired during the period covered by the N-
CEN as of December 31, 2023, but the response further indicated the sub-adviser start date was December 12, 2021. Going forward, please correct the response, as
“Yes” should only be selected when a sub-adviser was hired during the reporting period covered by the particular N-CEN.
Response:The Company notes that Item C.9.c.viii was inadvertently answered “Yes” for the Baird
Equity Opportunity Fund for this period. The Company responds by supplementally confirming that it will correct future responses in the Company’s N-CEN to indicate
“Yes” only if a sub-adviser was newly hired (as opposed to retained) during the reporting period covered by the particular N-CEN.
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If you have any questions regarding the above responses, please do not hesitate to contact me at (414)
254-6444 or adam.smith6@usbank.com.
Sincerely,
/s/Adam W. Smith
Adam W. Smith
Vice President
U.S. Bank Global Fund Services as Administrator for the Company
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